June 7, 2004

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Switchboard Incorporated—Registration Statement on Form S-1

(File No. 333-109911) – Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Switchboard Incorporated (“Switchboard”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-109911, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on October 23, 2003.

Pursuant to an Agreement and Plan of Merger by and among Switchboard, InfoSpace, Inc. and Big Book Acquisition Corp., dated as of March 25, 2004, InfoSpace, Inc. acquired Switchboard effective June 3, 2004. No securities under the Registration Statement have been sold. Accordingly, Switchboard hereby respectfully requests the immediate withdrawal of the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Teresa Goebel of Wilson Sonsini Goodrich & Rosati, Professional Corporation, legal counsel of Switchboard, at (415) 947-2136.

Sincerely,

Switchboard Incorporated

/s/ John M. Hall

John M. Hall
Secretary